Exhibit 1

EXHIBITS

Memorandum and Articles of Association

Certified copy

Deed No.: 0864/2004
SB: mb
GmbH KDG Besch. 28.06

Certificate in accordance with section 54 (1) sentence 2 of the German Limited Liability Companies Act (GmbHG)

I, Ursula Wilfart-Kammer, Notary Public at Munich, hereby certify that the amended provisions of the Articles of Association overleaf correspond to the resolution on the amendment of the Articles of Association, issued by this office on 28 June 2004, Deed No.     /2004, and the unamended provisions correspond to the full wording of the Articles of Association as last submitted to the commercial register.

Munich, 28 June 2004

[Seal]     [Signature]

Wilfart-Kammer, Notary Public

Articles of Association

§ 1

Company Name

The name of the Company is:

Kabel Deutschland GmbH

§ 2

Registered Office

The Company’s registered office is Unterföhring.

§ 3

Duration of the Company, Financial Year

(1)   The Company’s incorporation is not subject to any time limit.

(2)   The financial year shall commence on 1 April of any given year and end on 31 March of the following year. The period from 1 January 2003 to 31 March 2003 shall be a stub period.

§ 4

Object of the Company

(1)   The object of the Company is the acquisition, holding (also as a general partner) and centralized management of participations in German and foreign companies.

(2)   The Company may operate any business and perform any actions that are directly or indirectly suitable for the promotion of its object.

(3)   The Company may establish branches under the same or another company name in Germany and abroad.

§ 5

Nominal Capital

(1)   The nominal capital of the Company is EUR 1,025,000.00 (in words: one million twenty five thousand euros).

(2)   By way of resolution, the shareholders may consolidate several fully paid-up shares.

§ 6

Management

(1)   The Company shall have one or more managing directors who are appointed and removed by the Supervisory Board.

(2)   The managing directors are bound by law and these Articles of Association as well as the resolutions passed by the Shareholders’ Meeting. The managing directors shall manage the Company by applying all the due care and diligence of a prudent businessman.

(3)   The shareholders may adopt internal rules of procedure that are binding for the managing directors. Said rules may also prescribe which transactions and measures of the managing directors will require the shareholders’ prior consent.

§ 7

Representation

(1)   Where only one managing director has been appointed, this managing director shall be the sole representative of the Company. Where several managing directors have been appointed, the Company shall be represented either by two managing directors jointly or one managing director jointly with a holder of statutory general power of attorney (Prokurist).

(2)   The Shareholders’ Meeting may grant one or more managing directors exemption from the restrictions of section 181 of the German Civil Code (“BGB”). Moreover, sole power of representation may be bestowed one or more managing directors even though a greater number of managing directors have been appointed.

§ 8

Supervisory Board, Composition, Membership

(1)   The Company shall have a Supervisory Board whose composition is prescribed by law. Said Supervisory Board shall have 12 members, unless imperative statutory provisions require otherwise.

(2)   The members of the Supervisory Board shall be appointed by shareholders’ resolution, unless they must be elected as members representing the employees in accordance with the German Co-determination Act (MitbestG).

(3)   When appointing the members of the Supervisory Board, the Shareholders’ Meeting may also, by way of resolution, appoint substitutes for the relevant members. These substitute members shall become full members of the Supervisory Board if the relevant member ceases to be a member of the Supervisory Board prior to the end of that member’s term of office.

(4)   The Supervisory Board members shall be appointed for the period until the end of the next Shareholders’ Meeting that passes a resolution on the formal approval for the fourth financial year following the commencement of their term of office. The financial year, in which the term of office commences, shall not be included in this determination. For members of the Supervisory Board who were appointed by resolution of the Shareholders’ Meeting in accordance with the preceding paragraph (3), the Shareholders’ Meeting may set a shorter term of office.

(5)   The term of office of substitute members shall end upon expiry of the term of office of the members for whom they substitute. With regard to substitute members appointed by resolution of the Shareholders’ Meeting, the Shareholders’ Meeting may determine that their term of office will end upon the close of the Shareholders’ Meeting that passes a resolution on the formal approval for the financial year in which their term of office began.

(6)   Members or substitute members which were appointed by way of shareholders’ resolution may be removed from their office by shareholders’ resolution without stating reasons. Members and substitute members may resign from their office before the end of their term by written declaration vis-à-vis the Company without stating reasons.

(7)   Where a Supervisory Board member withdraws from his or her office before the end of the term of office, without a substitute member replacing such member, a successor shall be appointed for the remaining office term of the withdrawing member.

§ 9

Chairperson of the Supervisory Board

(1)   The Supervisory Board shall elect the Chairperson and a deputy from amongst its members. In the case of Supervisory Boards subject to codetermination provisions, the election shall be made in accordance with section 27 (1) and (2) of the MitbestG.

(2)   The Chairperson of the Supervisory Board and his or her deputy shall be elected for the duration of the Supervisory Board’s term of office, unless the Supervisory Board sets a shorter term of office for both Chairperson and deputy upon their election.

(3)   The Supervisory Board may revoke the appointment of the Chairperson or his/her deputy before the end of their term of office without stating reasons. The quorum required for the relevant election shall also apply to any such revocation. The Chairperson may resign from his/her office before the end of the term of office by declaration vis-à-vis the Company without stating any reasons. The same shall apply to the Chairperson’s deputy.

(4)   Where the Chairperson resigns from office before the end of his/her term of office, this shall not affect the continuation of the deputy’s office. This shall also apply vice versa. Where the Chairperson or his/her Deputy withdraws from office prior to the expiry of their term of office, the Supervisory Board shall elect a new Chairperson and/or deputy for the remaining term of office of the person who withdrew.

§ 10

Supervisory Board’s Internal Rules of Procedure and Committees

(1)   The Supervisory Board may adopt its own internal rules of procedure.

(2)   The Supervisory Board may form committees from among its members and determine their powers and responsibilities. To the extent legally possible, the Supervisory Board may delegate decision-making powers to said committees.

(3)   Immediately following the election of the Supervisory Board Chairman and his/her deputy, the Supervisory Board shall form a committee in accordance with section 27 (3) of the MitbestG for the purpose of performing the duties laid down in section 31 (3) sentence 1 of the MitbestG.

(4)   Where the Chairman of the Supervisory Board is a member of a committee and any voting within the committee results in a parity of votes, the ballot shall be repeated. During this second ballot, the Chairman shall have—to the extent permitted by law—two votes if the ballot would otherwise again result in a parity of votes. Section 108 (3) of the German Companies Act (AktG) shall apply to the second ballot. The deputy shall have no entitlement to a second vote.

§ 11

Supervisory Board Meetings, Passing of Resolutions, Execution of Resolutions

(1)   In general, the Supervisory Board shall make its decisions by way of resolution. The passing of resolutions in writing, by telegraph, telephone, telex or otherwise shall be permitted if so directed for special reasons by the Chairperson of the Supervisory Board or, in the Chairperson’s absence, by his/her deputy. Resolutions passed by the casting of votes in writing, by telegraph, telephone, telex or otherwise shall be documented in writing by the Chairperson of the Supervisory Board.

(2)   The Chairperson of the Supervisory Board, and in the Chairperson’s absence his or her deputy, shall be responsible for preparing and chairing Supervisory Board meetings. The person chairing the Supervisory Board meetings shall determine the order of agenda items and the order and manner of ballots.

(3)   The Chairperson may suspend or adjourn any meeting called by him/herself or the passing of a resolution on individual or all agenda items. Where all members of the Supervisory Board are not present at a meeting or submit written votes, the meeting or the passing of a resolution shall be adjourned if at least two of the members present so request. Adjournments for more than two months are not permissible. The passing of a resolution regarding the same agenda item may not be adjourned more than twice.

(4)   The Supervisory Board shall be deemed to have a quorum when at least 50% of its prescribed membership take part in the passing of a resolution. Section 108 (2) sentence 4 of the AktG shall apply.

(5)   Resolutions which were not properly proposed in advance may only be passed if at least two thirds of the Supervisory Board’s prescribed membership (i) are present and (ii) do not object, and the absent members have been given opportunity to cast their votes afterwards in writing within a reasonable time period set by the Chairperson.

(6)   Resolutions of the Supervisory Board are passed by simple majority, unless the law, these Articles of Association or the Supervisory Board’s internal rules of procedure determine otherwise. Abstentions from voting shall not be taken into account. Where, in the case of a parity of votes, the Chairperson of the Supervisory Board has a second vote by virtue of law, the Chairperson is entitled but not obligated to exercise this voting right. To the extent permitted by law, the Chairperson of the Supervisory Board shall always have a second vote in case of a parity of votes.

(7)   Absent members of the Supervisory Board may take part in the passing of resolutions by the Supervisory Board and its committees by casting their votes in writing, by telegraph, telephone, telex or otherwise.

(8)   The Chairperson of the Supervisory Board shall be responsible for the execution of Supervisory Board resolutions and the Supervisory Board’s representation vis-à-vis third parties, in particular in relation to courts, government agencies and the Company.

§ 12

Transactions Requiring Approval

In addition to the cases prescribed by law, the management also requires the Supervisory Board’s approval in the following matters:

(a)   the transfer and the pledging of Company shares;

(b)   the purchase or sale of, or the creation of encumbrances on, real property or equivalent rights, provided that the relevant transaction exceeds a value of EUR 50 million;

(c)   the company-wide introduction of employee incentive programs of whatever kind;

(d)   the instigation or termination of legal proceedings, provided that the value of the matter does not exceed EUR 50 million in each individual case;

(e)   the placement of orders for consultancy services with the auditor or Group auditor.

§ 13

Duty of Confidentiality of Supervisory Board Members

The Members of the Supervisory Board shall not disclose any confidential information and secrets of the Company, in particular trade and business secrets, which come to their knowledge in connection with their activities on the Supervisory Board. This duty shall survive the relevant member’s withdrawal from the Supervisory Board.

§ 14

Emoluments of the Supervisory Board, Liability

(1)   The members of the Supervisory Board are entitled to reimbursement for any expenses (including reasonable travel expenses) incurred in their reasonable discretion.

(2)   In addition to the reimbursement of expenses, each Supervisory Board member shall receive annual emoluments in the amount of EUR 5,000.00. Said emoluments shall be payable prior to the end of the financial year.

(3)   Paragraph (2) notwithstanding, the Chairperson of the Supervisory Board shall receive emoluments in the amount of EUR 10,000.00. The Deputy Chairperson shall receive emoluments in the amount of EUR 7,500.00.

(4)   These emoluments are net payments. If emoluments are subject to value-added tax, the Company shall also pay any value-added tax. Value-added tax shall be due and payable on invoice.

(5)   The Company undertakes to indemnify the members of the Supervisory Board, to the greatest extent legally possible, from and against any and all claims asserted vis-à-vis the members of the Supervisory Board in connection with their activities for the Company before any such claims fall due. This indemnification also means that the Company shall bear any and all costs, fees and necessary payments (such as attorney’s fees and court fees, damages, settlement payments, expenses, etc) arising from the threatened or actual assertion of claims and shall also cover the relevant members after their withdrawal from the Supervisory Board. However, this indemnification shall not cover liability arising from gross negligence or intent.

(6)   In the event that the legal framework changes after 21 August 2003 in such a way as to increase the level of personal liability on the part of Supervisory Board members beyond the level described in the preceding paragraph (5) or so that the personal liability of Supervisory Board members can be fully excluded, the liability of the members of the Supervisory Board shall be modified or excluded, as the case may be, to the fullest extent permissible under the law. Any amendments to this paragraph (6) shall not negatively affect the protection or the indemnification entitlement of Supervisory Board members that exist at the time of such amendments.

§ 15

Notifications

Any and all notifications (Bekanntmachungen) by the Company shall only be published in the German Federal Gazette (Bundesanzeiger).

This copy is hereby certified to be a true copy of the original document.

Munich, 30 June 2004

[Signature]
Birgit Birnstiel, Notarassessorin (notary public prior to appointment for life), officially appointed representative
of the Notary Public Wilfart-Kammer